June 21, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. Craig Slivka

Re:	Dynacast International LLC

Dynacast Finance Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed June 8, 2012

File No. 333-179497

Ladies and Gentlemen:

On behalf of Dynacast International LLC and Dynacast Finance Inc., and their parent company, Dynacast International Inc. (together, the “Companies”), we are writing to respond to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 20, 2012 (the “Comment Letter”), relating to the above-referenced Amendment No.2 to the Registration Statement on Form S-4 (as amended, the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions. The Companies will separately deliver to you via overnight courier a copy of this letter and copies of Amendment No. 3, which will be marked to show the revisions.

Set forth below are the Companies’ responses to the Staff’s comments as set forth in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is set forth below in bold text and is followed by the Companies’ response. Page references in the text of this letter correspond to the pages of Amendment No. 3. References in the text of this letter to “Dynacast” refer to Dynacast International Inc. and its consolidated subsidiaries. The responses and information described below are based upon information provided to us by the Companies. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

Unaudited Pro Forma Condensed Financial Information, page 54

Unaudited Pro Forma Condensed Statement of Operations for the Three Months Ended March 31, 2012

1.	It appears to us that the gross margin in the historical consolidated successor column should read $27.0 million. Please revise as appropriate.

Response:

In response to the Staff’s comment, the Companies have revised the gross margin in the historical consolidated successor column to read $27.0 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Critical Accounting Policies, page 82

Intangible Assets, page 83

2.	It appears to us that the additional disclosures you have provided may imply that your impairment analyses are the same for intangible assets subject to amortization and indefinite-lived intangible assets. Please clarify or revise your disclosures as appropriate.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure under the heading “Intangible Assets” on page 83 to clarify the differences between impairment analyses related to intangible assets subject to amortization and indefinite-lived intangible assets, as set forth below. For the Staff’s convenience, the revisions to the disclosure are marked:

“Intangible assets include customer relationships, technology, trade-names and computer software. Indefinite-lived intangible assets (e.g. trade-names) are not subject to amortization and are assessed at least annually for impairment in the fourth quarter in conjunction with Dynacast’s goodwill impairment testing or more frequently if certain events or circumstances warrant. Finite-lived intangible assets are tested only when there is an indicator of impairment. Assumptions critical to the evaluation of indefinite-lived intangible assets for impairment include the discount rate, royalty rates used in the evaluation of trade-names, projected average revenue growth and projected long-term growth rates in the determination of terminal values. Assumptions critical to the evaluation of customer-relationship intangibles include account attrition, expected lives, discount rates and interest rates. Assumptions critical to the evaluation of technology intangibles include expected lives and discount rates. An impairment loss is recognized if the carrying amount of an intangible asset exceeds the estimated fair value on the measurement date.”

Financial Statements, page F-1

Revenue Recognition, page F-43

3.	We note your response to comment four in our letter dated May 24, 2012. Please revise your footnote to further clarify your revenue recognition policy by including the additional disclosures you provided in your critical accounting policy for revenue recognition on page 84 for new tools and separately priced and not separately priced replacement tools.

Response:

In response to the Staff’s comment, the Companies have revised the second paragraph under the heading “Revenue Recognition” on page F-43 to include the additional disclosures regarding the revenue recognition policy for new tools and separately priced and not separately priced replacement tools already included on page 84 of the Registration Statement, as set forth below. For the Staff’s convenience, the revisions to the disclosure are marked:

Some of Dynacast’s contractual arrangements with customers involve multiple deliverables, such as new tooling, die-cast parts, and replacement tools among others. Where one or more elements are undelivered at the end of a reporting period, Dynacast recognizes revenue on the delivered elements only after the determination has been made that the delivered elements have stand-alone value and there is objective and reliable evidence ~~of~~to determine the selling price of the undelivered elements. ~~If the multiple deliverables within the arrangement each have stand-alone value to the customer, then~~Dynacast has determined that the original tool, die-cast units and replacement tools each represent a separate unit of accounting. ~~is assigned to each separate deliverable. When~~ Revenue for the original tool and sale of individual die-cast parts is recognized upon delivery and transfer of title. Dynacast defers revenue for replacement tools until delivery and transfer of title of such tools.

Where Dynacast does not price the cost of replacement tools separately (i.e., the price of the replacement tool is implicitly or explicitly included in the price of the die cast components), Dynacast defers a portion of revenue to reflect the estimated portion of revenue for each die cast part related to the vendor-specific objective evidence (“VSOE”) of selling price for the replacement tool. ~~If the multiple deliverables are not considered to each have stand-alone value to the customer because the separate deliverables can only be used together, then the deliverables are considered bundled and only one unit of accounting is assigned to the entire arrangement.~~ Dynacast will then recognize amounts deferred as net sales when any of the following criteria are met (i) production of die cast component ends (end of program life); (ii) die cast component program transitions into service mode in which the normal component production cycle ends and components are only produced for the customer on an infrequent basis in limited quantities for maintenance and/or service purposes; or (iii) the replacement tool is placed into service.

* * * * *

We thank you for your prompt attention to this letter responding to the Comment Letter. Pursuant to a registration rights agreement to which the Companies are parties, penalty interest will accrue on the outstanding notes if the Registration Statement is not declared effective and the exchange offer pursuant thereto is not consummated on or prior to July 13, 2012. In light of this consideration, the Companies would greatly appreciate the Staff’s prompt review of Amendment No. 3 to the Registration Statement. We look forward to hearing from you at your earliest convenience.

Please direct any questions concerning this response letter to the undersigned at (704) 343-2319.

Sincerely,

/s/ Elizabeth G. Wren

Elizabeth G. Wren

EGW:bld

cc:	Adrian D. Murphy

Richard J. Lehman, Jr.

Knut L. Nodeland, Esq.